UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

VALIDUS HOLDINGS, LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, par value $0.175
(Title of Class of Securities)

G9319H102
(CUSIP Number of Class of Securities)

Validus Holdings, Ltd.
Attention: Robert F. Kuzloski, Esq.
29 Richmond Road, Pembroke, Bermuda HM 08
(441) 278-9000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Stephen F. Arcano, Esq.
Todd E. Freed, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$300,000,000	$21,390

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $300,000,000 an aggregate of up to 12,500,000 common shares of Validus Holdings, Ltd. at a purchase price of not more than $27.50 and not less than $24.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A

Form or Registration No.: N/A

Filing Party:  N/A

Date Filed:  N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus” or the “Company”), to purchase for not more than $300,000,000 cash up to 12,500,000 of its common shares, which includes voting common shares, par value $0.175 per share (the “Voting Common Shares”) and non-voting common shares, par value $0.175 per share (together with the Voting Common Shares, the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $27.50 nor less than $24.00 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated May 10, 2010 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Validus Holdings, Ltd. The address and telephone number of the issuer’s principal executive offices are: 29 Richmond Road, Pembroke, Bermuda HM 08, (441) 278-9000.

(b) The subject securities are common shares, which includes voting common shares, par value $0.175 per share, and non-voting common shares, par value $0.175 per share, of Validus. As of May 7, 2010, there were 123,664,337 Shares issued and outstanding.

(c) Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends.”

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Validus Holdings, Ltd. The address and telephone number of Validus is set forth under Item 2(a) above. The names of the directors and executive officers of Validus are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Validus is c/o Validus Holdings, Ltd., 29 Richmond Road, Pembroke, Bermuda HM 08, (441) 278-9000.

Item 4.	Terms of the Transaction.

(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — Material U.S. Federal Income Tax Consequences,” and “Section 15 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders as a result of this transaction.

(b) The details regarding any purchases from an officer, director or affiliate of Validus are incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

Information regarding agreements involving Validus’ securities is incorporated herein by reference from the Offer to Purchase under the headings “Section 8 — Price Range of Shares; Dividends” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(b) Information regarding the treatment of Shares acquired pursuant to the Tender Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(c) Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings:

•	“Section 2 — Purpose of the Offer; Certain Effects of the Offer;”

•	“Section 8 — Price Range of Shares; Dividends;” and

•	“Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

(b) Financing will not be required in connection with the Tender Offer.

(d) None of the consideration for the Tender Offer will be borrowed. Validus will use cash on hand to fund the Tender Offer.

Item 8.	Interest in Securities of the Subject Company.

(a) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. The Tender Offer is not subject to any financing condition and Validus is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.	Additional Information.

(a)(1) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None. The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated May 10, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 10, 2010.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 10, 2010.
(a)(1)(F)	Summary Advertisement, dated May 10, 2010.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the Tender Offer, dated May 6, 2010 (incorporated by reference from the Company’s Form 8-K filed with the SEC on May 7, 2010).
(b)	None.
(d)(1)	Shareholders’ Agreement dated as of December 12, 2005 among Validus Holdings, Ltd. and the Shareholders Named Therein (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(2)	Validus Holdings, Ltd. 2005 Amended & Restated Long-Term Incentive Plan (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(3)	Form of Pre-IPO Restricted Share Agreement for Executive Officers (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(4)	Form of Post-IPO Restricted Share Agreement for Executive Officers (bonus shares) (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).
(d)(5)	Form of Post-IPO Restricted Share Agreement for Executive Officers (LTIP grant) (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).
(d)(6)	Form of Restricted Share Agreement at Talbot Acquisition Date for Messrs. Atkin, Bonvarlet and Carpenter (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).
(d)(7)	Amended and Restated Restricted Share Agreement between Validus Holdings, Ltd. and Edward J. Noonan (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(8)	Amended and Restated Restricted Share Agreement between Validus Holdings, Ltd. and George P. Reeth (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(9)	Stock Option Agreement between Validus Holdings, Ltd. and Edward J. Noonan (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(10)	Stock Option Agreement between Validus Holdings, Ltd. and George P. Reeth (incorporated by reference from Form S-1, SEC File No. 333-139989).

Exhibit
No.	Description

(d)(11)	Form of Stock Option Agreement for Executive Officers prior to 2008 (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(12)	Form of Stock Option Agreement for Executive Officers commencing in 2008 (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).
(g)	None.
(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Joseph E. (Jeff) Consolino

Name:	Joseph E. (Jeff) Consolino

Title:	Executive Vice President and Chief Financial Officer

Date: May 10, 2010

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated May 10, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 10, 2010.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 10, 2010.
(a)(1)(F)	Summary Advertisement, dated May 10, 2010.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the Tender Offer, dated May 6, 2010 (incorporated by reference from the Company’s Form 8-K filed with the SEC on May 7, 2010).
(b)	None.
(d)(1)	Shareholders’ Agreement dated as of December 12, 2005 among Validus Holdings, Ltd. and the Shareholders Named Therein (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(2)	Validus Holdings, Ltd. 2005 Amended & Restated Long-Term Incentive Plan (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(3)	Form of Pre-IPO Restricted Share Agreement for Executive Officers (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(4)	Form of Post-IPO Restricted Share Agreement for Executive Officers (bonus shares) (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).
(d)(5)	Form of Post-IPO Restricted Share Agreement for Executive Officers (LTIP grant) (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).
(d)(6)	Form of Restricted Share Agreement at Talbot Acquisition Date for Messrs. Atkin, Bonvarlet and Carpenter (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).
(d)(7)	Amended and Restated Restricted Share Agreement between Validus Holdings, Ltd. and Edward J. Noonan (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(8)	Amended and Restated Restricted Share Agreement between Validus Holdings, Ltd. and George P. Reeth (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(9)	Stock Option Agreement between Validus Holdings, Ltd. and Edward J. Noonan (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(10)	Stock Option Agreement between Validus Holdings, Ltd. and George P. Reeth (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(11)	Form of Stock Option Agreement for Executive Officers prior to 2008 (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(12)	Form of Stock Option Agreement for Executive Officers commencing in 2008 (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).
(g)	None.
(h)	None.